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                                December 29, 2005

VIA EDGAR AND U.S. MAIL
-----------------------

Ms. Patricia P. Williams
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

      Re: Heritage Capital Appreciation Trust (File Nos. 811-4338; 2-98634)
          Heritage Growth and Income Trust (File Nos. 811-4767; 33-07559) Heritage Income Trust (File Nos. 811-5853; 33-30361)
          Heritage Series Trust (File Nos. 811-7470; 33-57986)
          Post-Effective Amendments to the Registration Statements On Form N-1A
          ---------------------------------------------------------------------

Dear Ms. Williams:

     The following are the above registrants' responses to the comments that we received from you by telephone on December 15, 2005 regarding Post-Effective Amendment No. 29, Post-Effective Amendment No. 30, Post-Effective Amendment No. 24 and to Post-Effective Amendment No. 37 to the Registration Statements on Form N-1A for the Heritage Capital Appreciation Trust, Heritage Growth and Income
Trust, Heritage Income Trust and Heritage Series Trust (collectively, the "Trusts"), respectively. These post-effective amendments were filed on October 31, 2005. Your comments and the Trusts' responses are found below.

     Each Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

      PROSPECTUS
      ----------

      ALL FUNDS
      ---------

      COMMENT: Please revise the section entitled "Principal Risks" of each fund to include a brief description of the principal risks rather than a list of the applicable risks.

      RESPONSE: The Trusts have included a brief description of the applicable risks in the section entitled "Principal Risks".

      HERITAGE CAPITAL APPRECIATION TRUST
      -----------------------------------

      COMMENT: Please revise the section entitled "Portfolio Managers" to only include the names and titles of the portfolio managers.

      RESPONSE: The disclosure has been revised to only include the names and titles of those responsible for the day-to-day management of the fund.

      CORE EQUITY FUND AND GROWTH AND INCOME TRUST FUND
      -------------------------------------------------

      COMMENT: The market capitalizations for large-capitalization companies in the section entitled "Principal Investment Strategies" of each fund are different. Please reconcile this discrepancy or, alternatively, provide similar dollar ranges of large-capitalization companies in which each fund invests.

      RESPONSE: The Growth and Income Fund has revised its market capitalization figure to $5 billion to align itself with the Core Equity $5 billion figure provide in the section entitled "Principal Investment Strategies".

      GROWTH AND INCOME TRUST
      -----------------------

      COMMENT: Please include a reference to emerging market securities in the section entitled "Principal Investment Strategies" as the fund notes that is it a principal risk in the sections entitled "Principal Risks" and "Additional Information About Risk Factors".

      RESPONSE: The Trust has removed the reference to emerging markets in the sections entitled "Principal Risks" and "Additional Information About Risk Factors" as it does not consider investments its investments in emergng markets to be a principal risk.

                                *   *   *   *   *

      If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

                                          Sincerely,

                                          /s/ Francine J. Rosenberger

                                          Francine J. Rosenberger

cc:   Mathew Calabro
        Heritage Asset Management, Inc.

      Robert J. Zutz
          Kirkpatrick & Lockhart Nicholson Graham LLP



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